SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          RIVERSIDE PARK ASSOCIATES, LP
                            (Name of Subject Company)

   MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3,
    LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF
                       Special Fund 8, LLC; MP Acquisition
  Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund
     11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC;
                      MPF DeWaay Fund 4, LLC; and MacKenzie
                              Patterson Fuller, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

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                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext. 1024                          (925) 631-9100 ext. 1006

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                    Transaction                        Amount of
                     Valuation*                        Filing Fee

                     $7,924,000                         $ 243.27

*    For purposes of  calculating  the filing fee only.  Assumes the purchase of
     113.2 Units at a purchase price equal to $70,000 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $ 243.27
     Form or Registration Number: SC TO-T
     Filing Party: MacKenzie Patterson Fuller, LP
     Date Filed: NOVEMBER 2, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the "Purchasers") to purchase 113.2 Units of limited partnership interest (the "Units") in Riverside Park Associates, LP (the "Partnership"), the subject company, at a purchase price equal to $70,000 per Unit, less the amount of any distributions declared or made with respect to the Units between November 2, 2007 (the "Offer Date") and December 14, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 2, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 31.91 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 31.91 Units, or approximately 5.6% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC: 3 Units
MPF Badger Acquisition Co., LLC:  1.5 Units
MPF Income Fund 23, LLC:  1.41 Units
MacKenzie Patterson Fuller, LP:  26 Units

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 20, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 23, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Senior Note Program II, LP, Sutter Opportunity Fund 4, LLC; MPF Special Fund 8, LLC; MP Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MPF Flagship Fund 13, LLC; MPF Income Fund 24, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 4, LLC; and MacKenzie Patterson Fuller, LP

By:  /s/ Chip Patterson
     Chip Patterson, Senior Vice President of Manager or General Partner of each filing person